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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)



    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          TODHUNTER INTERNATIONAL, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   889050 10 0
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                                 (CUSIP Number)
                       Estate of Ferne Pincourt, deceased
                          c/o Thomas N. Silverman, P.A.
                          4400 PGA Boulevard, Suite 102
                        Palm Beach Gardens, Florida 33410
                                 (561) 775-7500
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 1, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


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                                  SCHEDULE 13D
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
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CUSIP No. 889050 10 0                                                                             Page 2 of 4 Pages

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1        NAMES OF REPORTING PERSONS                                              Estate of Ferne Pincourt, deceased
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                     65-6294240

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) []
                                                                                                           (b) []
         N/A

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                                                                        OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                                                         []

         N/A

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                                                                U.S.A.

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NUMBER OF                  7        SOLE VOTING POWER                                                       479,693
SHARES                     ----------------------------------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER                                                           0
OWNED BY                   ----------------------------------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER                                                  479,693
REPORTING                  ----------------------------------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER                                                      0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                                                           479,693

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                       []

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   8.72%

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14       TYPE OF REPORTING PERSON*                                                                               00

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

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  SECURITY AND ISSUER

         The class of equity security to which this Schedule 13D relates is the common stock, par value $.01 per share ("Todhunter Common Stock"), of Todhunter International, Inc., a Delaware corporation ("Todhunter" or the "Issuer"). The principal executive offices of Todhunter are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.

Item 2.  IDENTITY AND BACKGROUND

         a.    Estate of Ferne Pincourt, deceased (the "Estate").

         b.    c/o Thomas N. Silverman, P.A.
               4400 PGA Boulevard
               Suite 102
               Palm Beach Gardens, FL 33410

         c.    Wendy Oates Devore is the personal representative of the Estate.

         d.    Not applicable.

         e.    Not applicable.

         f.    U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 1, 1999, the Ferne Pincourt Revocable Trust, under agreement dated April 7, 1992, as amended, pursuant to its terms, transferred 479,693 shares of Todhunter Common Stock to the Estate.

Item 4.  PURPOSE OF TRANSACTION

         See response to Item 3 above.

         a. The Estate intends to sell or otherwise divest all or some of its 479,693 shares of Todhunter Common Stock either on the open market or in privately negotiated transactions, but has no current agreement to do so.

         There are no plans or proposals by the Estate to take any of the actions listed in Item 4(b)-(j).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. As of November 1, 1999, the Estate beneficially owned 479,693 shares of Todhunter Common Stock. This amount equals 8.72% of the outstanding shares


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               of the Issuer, based on the shares outstanding as of August
               12, 1999 (as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 1999).

         b. The Estate has sole voting and investment power with respect to all 479,693 shares of Todhunter Common Stock described in response to Item 5(a) above.

         c.    Not applicable.

         d.    Not applicable.

         e.    Not applicable.

Item 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See response to Item 3 above.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 1999



                           /s/ Wendy Oates Devore as personal representative
                           ---------------------------------------------------
                           Wendy Oates Devore, personal representative


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